Acies Acquisition Corp.

1219 Morningside Drive, Suite 110

Manhattan Beach, CA 90266

October 21, 2020

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Kevin Dougherty

Re:	Acies Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed October 5, 2020
File No. 333-249297

Dear Mr. Dougherty:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Acies Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EST on October 22, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Daniel Fetters
Daniel Fetters
Co-Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Skadden, Arps, Slate, Meagher & Flom LLP